

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Cassio Bobsin
Chief Executive Officer
Zenvia Inc.
Avenida Paulista, 2300, 18th Floor
São Paulo, São Paulo, CEP 01310-300
Brazil

> **Re: Zenvia Inc.**
> **Registration Statement on Form F-3**
> **Filed June 18, 2024**
> **File No. 333-280284**

Dear Cassio Bobsin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paulo Cardoso